GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

February 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Great-West Life & Annuity Insurance Company (“GWL&A”), and Great-West Life & Annuity

Insurance Company of New York (“GWL&A of NY”) (collectively “Great-West”)

Variable Annuity-8 Series Account of each company (the “Registrants”)

Post-Effective Amendments to the Great-West SecureFoundation II Variable Annuity (“SFII”) Registration Statements on Form N-4 (collectively the “Amendments”)

File Nos:

811-23050 & 333-203628 (SFII GWL&A Group)

811-23050 & 333-203627 (SFII GWL&A IRA)

811-23054 & 333-203854 (SFII GWL&A of NY Group)

811-23054 & 333-203855 (SFII GWL&A of NY IRA)

Commissioners:

Registrants filed the Amendments on February 23, 2021, under Rule 485(a) to reflect material changes to certain variable annuity contracts (the “Contracts”) described in the Registration Statements.

I.	Summary of Changes

The sole purpose of the Amendments is to disclose an increase in the Guarantee Benefit Fee charged under the Contracts from 0.90% to 1.20% of the Covered Fund Value. The increase is within the range of the minimum and maximum Guarantee Benefit Fee previously disclosed in the Contract prospectuses. The Guarantee Benefit Fee increase applies identically to all four Registrations Statements listed above.

Registrants initially disclosed the fee increase in prospectus supplements, dated October 30, 2020, which were delivered to all Contract owners. The fee increase became effective on February 5, 2021.

II.	Request for Selective Review

The Companies respectfully request that the Staff of the Securities and Exchange Commission afford the Amendments selective review treatment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). For your convenience, we are electronically transmitting copies of the Amendments marked to compare against pre-effective amendments filed in December 2015, which the Staff reviewed.

Other than the increase in the Guarantee Benefit Fee noted above, the Companies believe there are no specific areas in the Amendments that warrant particular attention.

Registrants plan to update financial statements and certain other information in the Registrations Statements by post-effective amendments filed under Rule 485(b) for May 1, 2021 effectiveness. Your assistance meeting this timeline would be muchly appreciated.

Thank you for your time and attention. Please direct any questions or comments to me at (303) 737-0172, or contact me via email at mike.knowles@empower-retirement.com.

Sincerely,

/s/ Mike Knowles
Mike Knowles, Senior Counsel
Great-West Life & Annuity Insurance Company
Great-West Life & Annuity Insurance Company of New York

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